UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATLAS RESOURCE PARTNERS, LP
(Name of Issuer)

Common Limited Partner Units
(Title of Class of Securities)

04941A101
(CUSIP Number)

November 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	04941A101	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	4,006,052
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	2,584,142
EACH REPORTING	7	SOLE DISPOSITIVE POWER	4,006,052
PERSON WITH:	8	SHARED DISPOSITIVE POWER	2,584,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,590,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.1%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	04941A101	Page 3 of 5

Item 1(a).	Name of Issuer:

ATLAS RESOURCE PARTNERS, LP (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Park Place Corporate Center One 1000 Commerce Drive, 4th Floor Pittsburgh, PA 15275

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"),Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P.("Equity LP"), and also the general partner of Omega Charitable Partnership L.P. (”Charitable LP”), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Overseas, and Advisors.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (“WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has discretionary investment authority over the Michael S. Cooperman and the WRA Trust accounts.

Mr. Cooperman is one of the Trustees of the Cooperman Family Fund for a Jewish Future (“Cooperman Family Fund”), a Type 1 charitable supporting foundation.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members.

CUSIP No .	04941A101	Page 4 of 5

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Limited Partner Units (the "Shares").

Item 2(e).	CUSIP Number:

04941A101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c): This Item 3 is inapplicable.

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 6,590,194 Shares which constitutes approximately 11.1 % of the total number of Shares outstanding. This is based on a total of 59,447,058 Shares outstanding reported on the Company's Form 10-Q filed with the SEC for the quarter ended September 30, 2013.

This consists of 1,435,346 Shares owned by Capital LP; 530,018 Shares owned by Investors LP; 640,688 Shares owned by Equity LP; 30,000 Shares owned by Charitable LP; 600,000 Shares owned by Mr. Cooperman; 500,000 Shares owned by Toby Cooperman; 100,000 Shares owned by Michael S. Cooperman; 50,000 Shares owned by the WRA Trust; 20,000 Shares owned by Cooperman Family Fund; 100,000 Shares owned by Foundation; and 2,564,142 Shares owned by Managed Accounts.

(b)	Percent of class:

11.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

4,006,052

(ii) Shared power to vote or to direct the vote

2,584,142

CUSIP No .	04941A101	Page 5 of 5

(iii)	Sole power to dispose or to direct the disposition of

4,006,052

(iv)	Shared power to dispose or to direct the disposition of

2,584,142

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 9, 2013

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.